FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 28 ,2003

Commission File Number [             ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles, S.A. Quarterly results.

Telefónica Móviles Results: Key highlights of the results

[Telefónica Móviles]

Key highlights of the results

•	Growth in the customer base in all areas of operation reaching 46.1 million managed active customers:

•	18.9 million active customers in Spain (+7% vs. 2Q02).
•	25.5 million in Latam (+105% year-over-year)[1]
•	Strong increase in commercial activity in Brazil, with more than 595 thousand net adds (more than 419 thousand ex-TCO) in 2Q03.
•	Launch of GSM services in 15 cities in Mexico and gradual recovery of commercial activity.

•	Telefónica Móviles España´s commercial strategy has produced excellent results:

•	Positive impact of migrations on usage ratios.
•	Growing modernisation of handset base through upgrades.
•	Churn maintained at levels of 0.8%, a benchmark for the European sector.
•	Strong increase in traffic carried on the network in 1H03 (+19% vs. 1H02) and MOU (+9.6% vs. 1H02).
•	Consolidation of ARPU growth trend, with year-over-year growth of over 1.4% in 1H03 and 2.2% in 2Q03.
•	Efficient use of resources allocated to commercial activities–with an increasing importance of customer loyalty programs–, prompting an improvement in operating profitability.

•	Consolidation of leadership positioning in Brazil after the acquisition of a controlling stake in TCO.

•	Positive growth in operating revenues despite the negative exchange rate impact:

•	Revenues of 4,635.9MM€ in 1H03, with year-over-year growth of 2.6% vs. 1H02 and 11.1% on a quarterly comparison (2Q03 vs. 2Q02). Assuming constant exchanges rates, and excluding the impact of TCO’s acquisition, year-over-year growth in consolidated revenues would have reached 12.5% in 1H03.
•	Positive performance of TME’s revenues, boosted by 8% growth in service revenues.

•	Acceleration in EBITDA growth and improved profitability:

•	Accumulated EBITDA to 1H03 was over 2,127MM€, + 14.1% vs 1H02. Assuming constant exchange rates, and excluding the impact of TCO’s acquisition, year over year growth would have stood at 20.7%. EBITDA grew 19.6% in 2Q03 compared to 2Q02.
•	Consolidated EBITDA margin of 45.9% vs. 41.3% in 1H02.

•	High quality net results with strong year-over-year increase:

•	Net profit of 779MM€ vs losses reported in 1H02.
•	Growth driven by the increase in operating results, standing at 36.8% year-over-year, excluding the impact of net extraordinary provisions booked in 1H02.

•	Sustained growth in consolidated free cash flow:

•	1,170 MM€ in 1H03, +15% vs 1H02.

[1]	Includes Brasilcel’s (including TCO since May 2003), and Grupo Pegaso Telecomunicaciones’ customers.

April-June

2003                                                                                                                                                                                                                                                                                  1

[Telefónica Móviles]

•	Increase in net consolidated financial debt of 323MM€ in the last three months in spite of the impact of the acquisition and consolidation of 20.37% of the total share capital of TCO (169MM€) and 758MM€ payment as TEM’s dividend, in June, 2003.

•	Solid Group capital structure:

•	Ratio of net financial debt to EBITDA of 1.7x at the end of 1H03, stable with respect to 1H02, despite the increase in net financial debt derived from changes in the consolidation perimeter and the dividend payment.

April-June

2003                                                                                                                                                                                                                                                                                  2

Telefónica Móviles Results

[Telefónica Móviles]

The financial statements for 2003 reflect the real composition of the Telefónica Móviles Group, with no difference from the corresponding information submitted on a regular basis to the CNMV (the Spanish SEC).

The financial statements for 2002 and management discussions appearing in this report corresponding to 2002 refer to proforma data (Combined Pro-forma Financial Statements), which could give rise to differences with respect to the corresponding information submitted to the CNMV. For a correct understanding of this report, a reconciliation of the pro-forma financial information for 2002 and that included in the public information submitted on a regular basis to the CNMV has been carried out.

The financial statements for 2002 were prepared on the assumption that all companies in which Telefónica Group held a stake as of 1 January 2002, and which as of 31 December 2002 had been transferred and/or sold to Telefónica Móviles, are included in Telefónica Móviles Group financial statements from the moment of their incorporation to Telefónica Group.

The consolidated financial statements for Telefónica Móviles Group do not include the mobile operators of Chile and Puerto Rico managed by Telefónica Móviles.

As regards changes in the consolidation perimeter in the last 12 months, we would highlight the following:

•	Telefónica Móviles’ stake in the share capital of Grupo Pegaso Telecomunicaciones, acquired in September 2002, has been fully consolidated since 4Q02.

•	On 27 December 2002, Brasilcel, the Joint Venture with Portugal Telecom in which each of the partners has a 50% stake, was constituted by transferring 100% of both Groups’ direct and indirect shareholdings in various Brazilian cellular operators— TeleSudeste Celular, CRT Celular and TeleLeste Celular by Telefónica Móviles and Telesp Celular Participaçoes and an additional stake in CRT Celular by Portugal Telecom—. From this date Telefónica Móviles Group’s financial statements include the consolidation of Brasilcel[2] using the proportional integration method.

•	After the agreement reached with Terra Lycos in 1Q03 for the restructuring of Terra Mobile, Telefónica Móviles consolidates 100% of this company in its financial statements. This company had already been fully consolidated since September 2001.

•	After the acquisition of 61.1%% of the ordinary shares with voting rights—equivalent to 20.37% of the total share capital—of Tele Centro Oeste Celular Participaçoes, S.A. (“TCO”) through Telesp Celular Participaçoes, S.A., this company has been fully consolidated in Brasilcel’s financial statements since 1 May 2003.

•	The sale of 100% of Telefónica Mobile Solutions’ to TS Telefónica Sistemas SA, a company belonging to Telefónica Group, took place in June, with effect from March 2003. Since that date, it is not integrated within Telefónica Moviles’ consolidation perimeter.

For an easier understanding of Telefónica Móviles’ financial statements, the economic stakes held by the Company in each of its subsidiaries, along with the consolidation method used in its consolidated financial statements in each period, are provided.

[2]	And accordingly, Tele Sudeste Celular, CRT Celular, Tele Leste Celular, Telesp Celular Participaçoes (which incorporates Tele Centro Oeste Participaçoes since May 2003)

April-June

2003                                                                                                                                                                                                                                                                                  3

[Telefónica Móviles]

Economic Ownership

	June		Consolidation method
	2003	2002	2Q 2003	2Q 2002
T. Moviles España	100.00%	100.00%	Full consolidation	Full consolidation
Brasilcel [1]	50.00%	—	Proportional method	—
TeleSudeste Celular	—	83.56%	—	Full consolidation
Celular CRT	—	40.91%	—	Full consolidation
TeleLeste Celular	—	27.71%	—	Full consolidation
TCP Argentina	97.93%	97.93%	Full consolidation	Full consolidation
TEM Perú	97.97%	97.97%	Full consolidation	Full consolidation
T. México [2]	92.00%	—	Full consolidation	—
Norcel	—	100.00%	—	Full consolidation
Bajacel	—	100.00%	—	Full consolidation
Movitel	—	90.00%	—	Full consolidation
Cedetel	—	100.00%	—	Full consolidation
TEM El Salvador	90.26%	60.77%	Full consolidation	Full consolidation
TEM Guatemala	100.00%	67.33%	Full consolidation	Full consolidation
Group 3G (Germany)	57.20%	57.20%	Full consolidation	Full consolidation
IPSE 2000 (Italy)	45.59%	45.59%	Equity method	Equity method
3G Mobile (Austria)	100.00%	100.00%	Full consolidation	Full consolidation
3G Mobile AG (Switzerland)	100.00%	100.00%	Full consolidation	Full consolidation
Medi Telecom	31.34%	30.50%	Equity method	Equity method
Terra Mobile	100.00%	80.00%	Full consolidation	Full consolidation
M-Solutions [3]	—	100.00%	—	Full consolidation
Mobipay España	13.33%	13.33%	Equity method	Equity method
Mobipay International	36.00%	36.00%	Equity method	Equity method
TmAs	100.00%	—	Full consolidation	—
(1)	Joint Venture which consolidates by full integration TeleSudeste Celular, Celular CRT, TeleLeste Celular, Telesp Celular Participaçoes. From May 2003 Telesp Celular Participaçoes includes the stake acquired in Tele Centro Oeste.
(2)	From September 2002, México consolidates the North Mexican operators (Norcel, Bajacel, Movitel and Cedetel) and Grupo Pegaso Telecomunicaciones.
(3)	After the sale of M-Solutions, with effect from March 2003, this company is not included in Gruop’s consolidation.

Average exchange rates

	1H
	2003	2002
Argentina (€ / Argentinean Peso)	3.306	2.423
Brazil (€ / Brazilian Real)	3.548	2.191
El Salvador (€ / Colón)	9.651	7.847
Guatemala (€ / Quetzal)	8.697	7.086
Mexico (€ / Mexican Peso)	11.559	8.969
Peru (€ / Peruvian Nuevo Sol)	3.829	3.149

Conciliation with the Consolidated Income Statement

Unaudited figures

In millions Euros

	Consolidated Proforma Figures		Statutory Figures		Differences
	January-June		January-June		January-June
	2003	2002	2003	2002	2003	2002
Operating revenues	4,635.9	4,516.7	4,635.9	4,433.3	0.0	83.4
EBITDA	2,127.0	1,864.4	2,127.0	1,835.8	0.0	28.6
Operating profit	1,402.2	1,191.1	1,402.2	1,184.1	0.0	7.0
Net income before minority interests	768.1	(4,373.8)	768.1	(4,370.6)	0.0	(3.2)
Net income	778.9	(4,333.3)	778.9	(4,331.0)	0.0	(2.3)
Recurring Net income [1]	778.9	569.2	778.9	571.4	0.0	(2.2)
(1)	In 2002, excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.

April-June

2003                                                                                                                                                                                                                                                                                  4

Telefónica Móviles Group

[Telefónica Móviles]

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

In million Euros

	January—June		% Change	April—June		% Change
	2003	2002		2003	2002
Operating revenues	4,635.9	4,516.7	2.6	2,506.2	2,255.1	11.1

EBITDA	2,127.0	1,864.4	14.1	1,133.9	947.7	19.6

Operating profit	1,402.2	1,191.1	17.7	766.4	615.3	24.6

Income before taxes	1,157.0	(4,029.9)	c.s.	639.7	(4,469.0)	c.s.

Net income before minority interests	768.1	(4,373.8)	c.s.	422.0	(4,644.0)	c.s.

Net income	778.9	(4,333.3)	c.s.	419.8	(4,619.9)	c.s.

Recurring Net income [1]	778.9	569.2	36.8	419.8	282.6	48.6

Free Cash Flow [2]	1,170.1	1,017.3	15.0	548.7	469.7	16.8

Outstanding shares (million) [3]	4,330.6	4,316.0	0.3	4,330.6	4,316.0	0.3
Net income per share	0.18	€-1.00 €	c.s.	0.10	€-1.07 €	c.s.
Recurring Net Income per Share [4]	0.18	€0.13	€36.4	0.10	€0.07	€48.1
FCF per share [5]	0.27	€0.24	€14.6	0.13	€0.11	€16.4
Dividend per share	0.175	€—	n.a.	0.175	€—	n.a.

(1)	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.
(2)	Free Cash Flow = EBIT (1- t) + Amortization – Capex – Capitalized opex
(3)	Number of shares at the end of the period. June 2003 includes the capital increase corresponding to Guatemala and El Salvador stake increase made in July 2002.
(4)	In 2002, Net Income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs, per share.
(5)	Free Cash Flow per share

Telefónica Móviles reported solid results in 1H03, both at the operating and financial level, recording net income of 779MM€, vs. the losses of €4,333MM registered in 1H02. Excluding the impact of the net extraordinary provisions booked in 1H02, the Group would have reported a year-over-year net income increase of 36.8% in 1H03 vs the same period in 2002 (779MM€ vs. 569MM€ in 1H02), which shows that growth is mainly driven by the positive performance of operating results.

On a quarterly basis, net profit in 2Q03 was 16.9% higher than the figure recorded in 1Q03, reflecting the trend of accelerating growth of the main items of the company’s income statement (revenues and EBITDA).

Throughout 2Q03 the Group has maintained a strong consolidated free cash flow3 generation, totalling 1,170MM€ in 1H03 of the year and +15% compared to the same period in 2002.

We would highlight the quality of these earnings, as growth was achieved despite the negative impact of exchange rates on the contribution from the company’s Latin American operators. Furthermore, 1H03 results were not affected by any significant extraordinary items.

Key aspects of these results are listed below:

•	Year-over-year growth in operating revenues of 2.6% in 1H03 and 11.1% on a quarterly basis (2Q03 vs. 2Q02). Assuming constant exchange rates, and excluding the impact of TCO’s acquisition, consolidated revenues grew 12.5% in 1H03 year-over-year.

Also of note is the good performance of revenues at Telefónica Móviles España (TME), with year-over-year growth of 7.8% in 1H03, due mainly to the rise in service revenues, resulting from ARPU growth – which showed a year-over-year increase in cumulative terms for the first time– and the increase in handset sales in 2Q03. TME

[3]	Consolidated free cash flow = EBIT (1-t) + Amortisation – Capex – Capitalised Opex

April-June

2003                                                                                                                                                                                                                                                                                  5

[Telefónica Móviles]

contributes 74.8% of consolidated Group revenues.

Fully-consolidated Latin American operators accounted for 25.0% of Group revenues in 1H03.

The performance of Latin American revenues, which reflects the consolidation by the full integration method of Tele Centro Oeste (TCO) from May 2003, was largely determined by exchange rates. In this sense, revenues reported by these operators in euros have declined 6.8% vs 1H02. We note that despite the favourable performance of the Brazilian real over the past few months, the average exchange rate was 1€ / 2.191R$ in 1H02 vs 1€ / 3.548R$ in 1H03, while the Argentine peso was 1€ / 2.423 pesos in 1H02 vs 1€ / 3.306 pesos in 1H03. Excluding this impact, as well as TCO’s incorporation to the Group’s consolidation perimeter, revenues would have shown a 29.1% growth in 1H03.

At the end of June 2003, Telefónica Móviles active managed customer base in all areas of operation stood at 46.094 million (vs 31.357 million at June 2002).

•	Strict cost control policies. The Group reported a cut of 6.7% year-over-year in consolidated operating costs, reducing the weighting of these over operating revenues by 5.4 p.p. to 54%. On a quarterly basis, operating costs grew 4.0% in 2Q03 vs 2Q02, despite the increase of more than 11% in operating revenues.

Group EBITDA stood at 2,127MM€ in 1H03, 14,1% higher than in 1H02, reflecting the advances in operating profitability. Excluding the negative impact of exchange rate fluctuations, as well as TCO’s incorporation to the Group’s consolidation perimeter, EBITDA would have shown a 20.75% growth.

By geographical areas, Telefónica Móviles España´s EBITDA showed a year-over-year increase of 13.2% in 1H03. EBITDA for the Group’s fully-consolidated Latin America subsidiaries rose 6.3% vs 1H02, assuming constant exchange rates, and excluding TCO’s incorporation to the Group’s consolidation perimeter. However due to the exchange rate impact, in euros they show a 25.5% decline (-37.9% in 1Q03 vs. 1Q02).

The Group reported a consolidated EBITDA margin of 45.9% in 1H03, vs 41.3% 12 months ago. This increase was largely due to the good performance of Telefónica Móviles España (+2.6 p.p. vs. 1H02, standing at 54.1%), the integration of TCO to the consolidation perimeter, and the closing of operations elsewhere in Europe in July 2002.

On a quarterly comparison, the Group reported consolidated EBITDA growth, in absolute terms and in euros, of 19.6% vs 2Q02, while the EBITDA margin in 2Q03 was 45.2%, 3.2 p.p. higher than the figure reported in 2Q02. The slight deterioration of the company’s margin in 2Q03 vs. 1Q03 (-1.4 p.p.) was mainly derived from the increased proportion of handset sales made by Telefónica Móviles España, larger operating losses in Mexico, due to the increase in sales activity and higher commercial costs in Brazil, associated with increased commercial activity, the launch of the new brand and competitive pressure.

We would highlight the following aspects of the Group’s non-operating results:

•	Decline in losses from companies consolidated by the equity method compared to 1H02 (-27.5%), due to the improvement in Médi Telecom’s results (-23.5MM€ attributable to Telefónica Móviles in 1H03) and the smaller losses attributable to Telefónica Móviles through its stake in IPSE 2000 (-22.3MM€ in 1H03).

•	Annual reduction of 23.5% in net financial expenses compared to 1H02. This improvement was due mostly to the positive impact in exchange rate differences for debt at Unifón caused by the strengthening of the Argentine peso. In 1H02, this same item had a negative impact on Group results.

This performance is especially noteworthy taking into account that from July 2002, financial expenses associated to the acquisition of a UMTS licence in Germany were no longer capitalized.

At the end of 1H03, Telefónica Móviles consolidated net financial debt stood at 6,651MM€, a +5.11% change from 1Q03. The 323MM€ increase in the last three

April-June

2003                                                                                                                                                                                                                                                                                  6

[Telefónica Móviles]

months is due to the net impact of the acquisition and consolidation of 20,37% of the total share capital of TCO in April 2003 (169MM€) and the payment of 758MM€ as Telefónica Móviles’s dividend, partially compensated by strong Cash Flow generation.

The year-over-year increase (+18.7%) is also explained by changes in the consolidation perimeter in the last 12 months (acquisition of Pegaso and constitution of Brasilcel, with a higher debt assumption due to the incorporation of Grupo Telesp Celular Participaçoes).

Proportionate net financial debt at June 2003 stood at 7,341MM€ (7,158MM€ in March 2003). The increase vs. June 2002 (+15.1%) is due largely to the factors mentioned above.

Looking forward, Telefónica Móviles’ commitment with respect to the deferred payment of IPSE’s license in favour of the Italian Ministry of Treasury—a sum of 540MM€, which includes the back-to-back guarantee to minorities—must be taken into account. Once this payment is made, this sum will be reflected as higher consolidated net financial debt. As for proportionate net financial debt, the impact will be substantially lower, given that the part attributable to Telefónica Móviles is already reflected in the Group’s proportionate net debt figures, which includes the proportionate net debt of those subsidiaries consolidated by the equity method.

•	Year-over-year increase of 14.0% in goodwill amortisation, explained mainly by the acquisition of Pegaso, the constitution of Brasilcel, and the goodwill generated in TCO’s acquisition (380.3MM€ for Brasilcel and 190.1MM€ on the balance sheet of Telefónica Móviles).

•	We would note that the negative amount recorded under “minority interests” (-2.2MM€ in 2Q03, reducing the cumulative figure at 1H03 to 10.8 MM€) is mainly explained by TCO’s incorporation to the consolidation perimeter, offsetting losses attributable to minority shareholders in Mexico.

•	In 1H03, capex rose to 466.2MM€, +4.8% year-over-year, boosted by the roll out of the Group’s GSM network in Mexico. It should be pointed out that capex evolution is not uniform throughout the year, so this performance cannot be extrapolated to the full year 2003.

Regarding capitalized expenses, in 1H03 only the provision for the spectrum fee assigned to Telefónica Móviles España for the future operation of the UMTS technology was recorded (11.2MM€).

April-June

2003                                                                                                                                                                                                                                                                                  7

Significant events

[Telefónica Móviles]

The following significant events have taken place in the last few months:

•	On June 18, Telefónica Móviles, executing the agreement approved at the Group’s AGM, paid a dividend of 0.175€ per share with a charge to voluntary reserves for additional paid-in capital, a total amount of 758MM€.

•	In June, the Group sold 100% of Telefónica Mobile Solutions, S.A. to TS Telefónica Sistemas, S.A., a company belonging to Grupo Telefónica. The price of this disposal was not material.

•	In June, Telefónica Móviles España also subscribed a capital increase for Medi Telecom, for approximately 21.2MM€.

April-June

2003                                                                                                                                                                                                                                                                                  8

[Telefónica Móviles]

Market Size

In thousands

	Total [1]			Managed [2]			Equity [3]
	June		% Change	June		% Change	June		% Change
	2003	2002		2003	2002		2003	2002
Spain and Mediterranean Basin
Subscribers	20,640	18,945	8.9%	20,640	18,945	8.9%	19,429	18,027	7.8%
Pops	71,977	71,145	1.2%	71,977	71,145	1.2%	51,498	50,741	1.5%
Latin America
Subscribers	23,330	10,514	121.9%	25,454	12,412	105.1%	11,125	7,969	39.6%
Pops	311,633	147,762	110.9%	330,838	166,741	98.4%	213,036	119,395	78.4%
TOTAL[4]
Subscribers	43,970	29,459	49.3%	46,094	31,357	47.0%	30,554	25,995	17.5%
Pops	383,610	218,907	75.2%	402,815	237,886	69.3%	264,533	170,136	55.5%
(1)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes Brasicel’s, the Joint Venture with Portugal Telecom in Brasil (including TCO from May 2003) and Grupo Pegaso Telecomunicaciones. Excludes Chile and Puerto Rico.
(2)	Total subscribers plus the subscribers of managed companies in Chile and Puerto Rico.
(3)	Total subscribers weighted by the economic interest held in each company. In 2003 includes the equity subscribers in Brasilcel, the Joint Venture with Portugal Telecom in Brazil (including TCO from May 2003). Excludes Chile and Puerto Rico.
(4)	After the halting of UMTS operations in Europe, European population and subscriber figures are excluded from 2002 and 2003 data.

Results by geographic regions

Unaudited figures

In million Euros

	REVENUES						EBITDA
	January - June		% Change	April - June		% Change	January - June		% Change	April - June		% Change
	2003	2002		2003	2002		2003	2002		2003	2002
Spain	3,469.6	3,217.6	7.8%	1,865.8	1,643.6	13.5%	1,875.9	1,657.5	13.2%	991.7	873.3	13.6%
Latinamerica [1]	1,159.0	1,243.7	-6.8%	636.7	571.1	11.5%	291.0	390.5	-25.5%	157.9	176.2	-10.4%
Rest and intragroup sales [2]	7.3	55.4	-86.8%	3.7	40.4	-90.8%	-39.9	-183.6	-78.3%	-15.8	-101.8	-84.5%
TOTAL	4,635.9	4,516.7	2.6%	2,506.2	2,255.1	11.1%	2,127.0	1,864.4	14.1%	1,133.8	947.7	19.6%

(1)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments. Brazil includes TCO’s financial statements from May 2003.
(2)	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

April-June

2003                                                                                                                                                                                                                                                                                  9

Business performance by geographic region

[Business performance by geographic region]

Spain

•	Solid results from the commercial strategy, with increased net adds and growing focus on customer retention
•	Strong rise in usage
•	Consolidation of ARPU growth trend
•	Acceleration in revenue growth trend, boosted by service revenues
•	Increased operating efficiency

T. Móviles España
Unaudited figures	In thousands
	June		% Change
	2003	2002
Subscriber Data
Total subscribers	18,877	17,624	7.1%
Prepaid	11,764	11,822	-0.5%
Contract	7,113	5,802	22.6%
Equity Subscribers	18,877	17,624	7.1%

	In million Euros
	January - June		% Change	April - June		% Change
	2003	2002		2003	2002
Financial Data
Revenues	3,469.6	3,217.6	7.8%	1,865.8	1,643.6	13.5%
EBITDA	1,875.9	1,657.5	13.2%	991.7	873.3	13.6%
EBITDA Margin	54.1%	51.5%	2.6 p.p	53.2%	53.1%	0.1 p.p

1H03 results reflect the consolidation of Telefónica Móviles España’s (TME) value creation commercial strategy, these programs have three main pillars: customer loyalty, selective customer acquisition and usage incentivation.

At June 2003, TME had a customer base of almost 18.9 million, a year-over-year increase of over 7% and in line with the Group’s target of selective customer acquisition.

Regarding customer loyalty, Telefónica MóvilesME is a pioneer having launched a loyalty program for over 3 years ago. These programs have an increasing importance in company’s activity. The following developments should be highlighted:

•	More than 1.8 million handset upgrades in 1H03, +160% vs. the same period in 2002. This figure already accounts for 10% of the company’s customer base.

•	In 1H03 there were over 500,000 prepaid to contract migrations, +53% vs 1H02. This reflects the consolidation of the strategy aimed at increasing customer value, with contract customers accounting for 37.7% of the subscriber mix at June 2003, almost 5 p.p. more than in 1H02. Also of note is the importance of migrations as a driver for increasing usage, and results can be seen in the positive evolution of MOU and ARPU.

•	The company reported a monthly churn rate of 0.8% in 2Q03, slightly lower than the figure recorded in 1Q03, and still one of the lowest rates among the largest European operators. Once again, we would highlight the fact that the economic churn rate is much lower than the commercial churn rate.

The loyalty strategy and the impact of migrations has also enhanced the increased usage of voice and data services. In this sense, TME’s MOU in 1H03 stood at 111 minutes –a year-over-year increase of 9.6% vs 1H02–, and close to minutes 116 minutes in 2Q03 (104.9 in 2Q02), marking the consolidation of the upward trend for this ratio, boosted by the positive evolution of outgoing MOU (+12.2% vs. 1H02). In terms of traffic carried on the operator’s networks, TME reported a year-over-year increase of 19% in

April-June

2003                                                                                                                                                                                                                                                                                  10

[Business performance by geographic region]

1H03 (18% in 1Q03 vs. 1Q02), with nearly 18 million minutes of traffic.

In 1H03, TME’s ARPU stood at 28.6€, +1.4% vs 1H02, despite the replacement of monthly fees by a minimum usage commitment in March 2002, recording cumulative ARPU growth for the first time in the company’s history. The comparison of 2Q03 with 2Q02 is more representative as it is not affected by this elimination of monthly fees: TME obtained year-over-year ARPU growth of circa 2.2% (29.5€ in 2Q03), which is even more striking when we consider that call termination rates fell by nearly 17% in 2H02 .

Thus, TME has been able to turn around the ratio’s negative trend. Furthermore, thanks to the positive performance by usage ratios, TME will consolidate this upward trend over the next few quarters. This is already reflected in the performance of TME’s ARPU for outgoing calls, which, not being affected by the reduction in call termination rates, directly reflects the success of the Company’s usage incentive policies. ARPU for outgoing calls in 2Q03 grew 8.8% vs 2Q02, 4.8p.p. higher than in 1Q03 vs. 1Q02.

The increase in ARPU was underpinned by consolidated growth in data services. TME’s data ARPU rose to over 3.5€ in 1H03. This improvement can be explained by TME’s focus both on traditional data services consolidation and its ongoing commitment to provide new services to meet the particular requirements of each customer segment. We would highlight the following points:

•	In 1H03, 4,412 million short messages (SMS) were carried, 13% more than in 1H02. We note that 33% of the total messages carried were SMS messages that provided access to content.

•	Regarding multimedia content, 400,000 multimedia handsets have been already sold.

We would highlight the launch of the Group’s own branded TSM 100 handset. This is a handset containing the most up-to-date technology (MMS with integrated camera, MP3, colour and tactile screen, handwriting recognition software etc.) at a very competitive price. We would also mention the launch of the TSM 400, a PDA device with telephone incorporated designed to meet the most demanding business requirements. TME offers its customers a wide range of handsets bearing its own TSM brand name at very competitive prices and this range will shortly be complemented by the launch of several new models. In this way TME intends to reinforce customer’s identification with the MoviStar brand name and eliminate price barriers in the rollout of new data services.

•	TME has also launched i-mode services, as part of its MoviStar e-moción concept. The main advantage of TME’s i-mode service is its universal nature, as it is available to both prepaid and contract customers, integration of MMS messaging, and the capacity to download Java applications, by using DoJa technology.

•	In 2Q03, TME has completed its wide range of services by launching “Escritorio MoviStar” and a video downloading service for MoviStar e-moción.

The good results of TME’s commercial strategy have been accompanied by a steady improvement in the efficient use of resources. In this respect, resources assigned to customer acquisition and retention amounted to 6.9% of total revenues in 1H03 (0.4p.p lower than in 1H02) and 6.5% in 2Q03, despite the increase in commercial activity.

TME has successfully maintained operating costs at optimum levels, while consolidating the upward trend in MOU and ARPU.

In view of all of the above, TME remains a benchmark operator in the European mobile telephony market in terms of profitability and stability:

•	In 2Q03, operating revenues showed year-over-year growth of 13.5%, with 1H03 revenues standing at 3,470MM€, nearly 8% higher than in 1H02, boosted by the increase in service revenues (+8%) and growing handset sales (+9%). Therefore TME’s operating revenues’ growth is aligned with the growth target for year 2003.

We would highlight the excellent performance of service revenues (operating revenues ex-handset sales), which grew at a strong rate compared to the same period last year (9% in 2Q03 vs. 2Q02 vs. +6% in 1Q03 vs. 1Q02). Growth was based on the positive performance of ARPU for outgoing calls.

April-June

2003                                                                                                                                                                                                                                                                                  11

[Business performance by geographic region]

EBITDA in 1H03, stood at 1,875MM€, more than 13% higher than in 1H02. This yields an EBITDA margin of 54% for 1H03. The decline in the margin obtained in 2Q03 vs. 1Q03 is due to the increase in handset sales, which do not generate significant margins.

•	In 1H03, EBITDA per customer and month was 16.7€, one of the highest rates in the European sector, and consolidating a clear upward trend (+5% 1H03 vs. 1H02).

Morocco

•	Consolidation of competitive position and improved profitability

At the end of June 2003 Medi Telecom had 1.763 million active customers, 33.4% more than a year earlier, maintaining its estimated market share at over 41%.

Revenue and EBITDA again performed well in 2Q03. In 1H03, EBITDA was 36.5MM€, exceeding the total EBITDA figure for the whole of 2002. EBITDA margin was 29.0% vs 7.3% in 1H02. The slight narrowing of 2Q03 margin vs. 1Q03 was due to higher revenue growth and commercial promotions carried out in 2Q03.

Latin America

Unaudited figures

	In thousands
	June		% Change
	2003	2002
Subscriber Data
Total subscribers[1]	23,330	10,514	121.9%
Prepaid	17,492	7,365	137.5%
Contract	5,838	3,149	85.4%
Equity Subscribers	11,125	7,969	39.6%
				In million Euros
	January - June		% Change	April - June		% Change
	2003	2002		2003	2002
Financial Data
Revenues	1,159.0	1,243.7	-6.8%	636.7	571.1	11.5%
EBITDA	291.0	390.5	-25.5%	157.9	176.2	-10.4%
EBITDA Margin	25.1%	31.4%	-6.3 p.p	24.8%	30.9%	-6.1 p.p

(1)	Includes total customers from all operators in which Telefónica Móviles holds an economic participation. 2003 includes Brasicel, the Joint Venture with Portugal Telecom in Brazil (including TCO from May 2003) and Grupo Pegaso Telecomunicaciones. Excludes Chile and Puerto Rico.

April-June

2003                                                                                                                                                                                                                                                                                  12

[Business performance by geographic region]

Brazil

•	Consolidation of leadership in Brazil after taking control of TCO
•	Strong increase in commercial activity with sustained customer growth
•	Temporary pressure on margins due to the brand’s launching and to competitors’ more aggressive commercial activity

Brazil

Unaudited figures                                                                                                                                                                         In thousands

	June		% Change
	2003	2002
Subscriber Data
Total subscribers [1]	17,521	6,035	n.c.
Prepaid	12,843	4,137	n.c.
Contract	4,678	1,898	n.c.
Equity Subscribers [2]	5,601	3,706	51.1%

In million Euros

	January - June		% Change		% change in local currency[4]		April - June		% Change
	2003	2002					2003	2002
Financial Data[3]
Revenues	585.3	694.4	-15.7%		25.6%		344.7	330.1	4.4%
EBITDA	217.3	273.1	-20.4%		17.8%		121.5	130.1	-6.6%
EBITDA Margin	37.1%	39.3%	-2.2	p.p	-2.2	p.p	35.3%	39.4%	-4.1	p.p
(1)	June 2003 includes Brasilcel’s, the Joint Venture with Portugal Telecom, subscribers (including TCO from May 2003). 2002 figures correspond to TeleSudeste Celular, TeleLeste Celular and CRT Celular.
(2)	Total subscribers weighted by the economic interest held in each company in the subscribers of Brasilcel.
(3)	June 2003 includes the proportionate consolidation of Brasilcel (including TCO from May 2003), and 2002 figures correspond to TeleSudeste Celular, TeleLeste Celular and CRT Celular
(4)	Excluding the impact of TCO’s acquisition.

At the end of April 2003, the acquisition of the controlling stake in Tele Centro Oeste Participaçoes (TCO), by Brasilcel through Telesp Celular Participaçoes, took place . As a result of this acquisition, Brasilcel consolidated its leadership in the Brazilian market, ending June 2003 with 17.5 million active customers and an average market share of close to 60%, despite competitors’ increased commercial aggressiveness.

Growth in the customer base from 1Q03 (+27.2%; +3% excluding TCO) reflects the significant progress of commercial activity in 2Q03, boosted by the launch of the VIVO brand in April and the Mother’s Day and Valentine’s Day campaigns.

Despite the increase in competition, especially in the Río de Janeiro area, the company has maintained its position in all regions where it operates, with an estimated market share of gross adds in the markets where it is present of over 50% in 2Q03. Specifically, in two of its main markets, Río de Janeiro and Sao Paulo, gross adds increased by 20% in 2Q03 vs the previous quarter.

Total MOU in 2Q03 was 97 minutes, while total ARPU in 2Q03 was 41 reais. Comparison with 1Q03 and 2002 with is distorted by the change in prepaid revenues accounting methodology and the incorporation of TCO to the consolidation perimeter.

As regards the Brazilian companies’ contribution to the Telefónica Móviles Group’s consolidated results, it should be considered that 2003 results include Brasilcel under proportional consolidation, while in 2002 the consolidated results included those of the three companies controlled by Telefónica Móviles in Brazil at that time. Accordingly, a year-on-year comparison of 1H results is not meaningful.

As for the comparison between 2Q03 and 1Q03 results, it is impacted by the global consolidation in Brasilcel, and subsequent

April-June

2003                                                                                                                                                                                                                                                                                  13

[Business performance by geographic region]

proportional consolidation in Telefónica Móviles, of TCO’s results from May 1 2003. Operating revenue shows growth of 30.9% in local currency vs 1Q03 (+12.4% excluding TCO). EBITDA increased by 15.5% in local currency (-3.0% excluding TCO).

The higher growth in operating costs than in revenues, which had already been anticipated, was mainly due to higher commercial costs from increased commercial activity during the April and May campaigns, the impact of advertising costs associated with the launch of the brand as well as competitors’ pressure, giving rise to a 4.5p.p. reduction in the margin vs. 1Q03. As a result, the cumulative EBITDA margin was 37.1% in 1H03.

Mexico

•	GSM services rolled out in 15 cities
•	Higher operating losses due to increased commercial activity

T. Móviles Mexico

Unaudited figures

	In thousands
	June		% Change
	2003	2002
Subscriber Data
Total subscribers [1]	2,539	1,281	n.c.
Prepaid	2,261	1,024	n.c.
Contract	278	256	n.c.
Equity Subscribers	2,336	1,254	n.c.

	In million Euros
	January - June		% Change	% change in local currency	April - June		% Change
	2003	2002			2003	2002
Financial Data [1]
Revenues [2]	266.0	196.5	35.3%	n.c.	135.6	86.2	57.4%
EBITDA	-16.7	25.1	c.s.	n.c.	-12.2	11.0	c.s.
EBITDA Margin	-6.3%	12.8%	c.s.	n.c.	-9.0%	12.8%	c.s.

(1)	2003 includes subscribers and financial data of Grupo Pegaso Telecomunicaciones.

(2)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments.

In May, Telefónica Móviles México (TMM) began commercialising its GSM services, both for contract and prepaid customers, in 5 of the country’s largest cities; Mexico City, Guadalajara, Monterrey, Tijuana and Ciudad Juárez.

Recently, in July, Telefónica Móviles México announced the deployment of its GSM service in 10 new cities: Ensenada, Nuevo Laredo, Mexicali, Chihuahua, Reynosa, Cuernavaca, Toluca, Monclova, Matamoros and Saltillo. As a result, TMM’s GSM service is now available in 15 cities, ahead of the original schedule for the roll-out of the network.

The launch of the new services in 2Q03, together with the Mother’s Day sales campaign in May, has been reflected in an increase in commercial activity in the quarter, boosted by the launch of Telefónica Movistar as a single, nationwide brand.

Net adds in 2Q03 have been slightly below 110,000 customers, with over 42,000 GSM customers acquired in little over a month of operations. At the end of June, TMM had 2.539 million customers.

April-June

2003                                                                                                                                                                                                                                                                                  14

[Business performance by geographic region]

Obviously, taking into account that market dynamics lead to commercial activity being concentrated in the latter months of the year, larger volumes of net additions will not be seen until then.

MOU in 2T03 stood at 80 minutes, while ARPU was 205 Mexican pesos.

As for TMM’s financial results it must be taken into account that a year-over-year comparison of 1H03 vs 1H02 is distorted by the consolidation of the Pegaso Telecomunicaciones Group by the full integration method from September 2002.

Revenue was 136MM€ in 2Q03, an increase of 4.1% in local currency vs. the previous quarter, boosted by total customer growth. Increased commercial activity, together with the costs associated with the launch of the new Telefónica Movistar brand, led to higher operating losses in 2Q03 (-12.2MM€) than in 1Q03.

Regarding capex, in line with the target of accelerating deployment of the GSM network during the year, cumulative capex amounts to 191,5MM€ in 1H03.

Argentina

•	Significant year-over-year advance in EBITDA in euros (+39%), despite slight decline in revenues and negative impact from exchange rates
•	Reversal of trend for the customer base, with significant net adds in the quarter and strong growth in ARPU
•	Improved operating profitability

Telefónica Comunicaciones Personales (TCP)

Unaudited figures                                                                                                                                                                         In thousands

	June		% Change
	2003	2002
Subscriber Data
Total subscribers	1,608	1,662	-3.2%
Prepaid	1,120	1,126	-0.5%
Contract	488	536	-8.9%
Equity Subscribers	1,575	1,627	-3.2%

In million Euros

	January - June		% Change		% change in local currency		April - June		% Change
	2003	2002					2003	2002
Financial Data
Revenues	105.3	108.8	-3.2%		32.0%		56.6	34.8	62.4%
EBITDA	32.6	23.6	38.5%		89.0%		17.0	5.7	200.6%
EBITDA Margin	31.0%	21.7%	9.3	p.p	9.3	p.p	30.1%	16.3%	13.8	p.p

The reversal in the trend of the Argentine mobile market has taken place in 2Q03. After nearly a year of contraction the first signs of growth are starting to be seen, with an estimated increase in mobile subscribers of approximately 2% in 2Q03. In this context, Unifón’s active customers totalled 1.608 million, with a year-over-year decrease of 3% and a 4% rise vs. 1Q03. TCP remains in second position in the market.

In this new market scenario, TCP has carried out a number of marketing initiatives aimed at increasing gross adds, which grew 25% vs. 1Q03 and stand at more than twice in 1H03

April-June

2003                                                                                                                                                                                                                                                                                  15

[Business performance by geographic region]

figures vs 1H02. Thus, net adds in 2Q03 exceeded 61,000.

Churn evolution must also be highlighted, approaching levels recorded in Spain.

As for traffic, total minutes in 2Q03 rose by 4% vs. 2Q02 despite the average customer base being 5% smaller than in the latter period, and 8% vs. 1H02. This performance, together with higher interconnection revenues from mobile to mobile traffic and the price increases carried out in 2002, led to year-over-year growth in ARPU in local currency of 35.4% vs 1H02.

Regarding financial results, EBITDA growth in euros must be strongly highlighted, standing 38,5% above 1H02 figures, despite the slight decline in revenues in euro terms and the negative impact from exchange rates.

In local currency, TCP’s EBITDA in 1H03, registered year-over-year growth of 89.0%, with a margin of 31% (22% in 1H02).

This increase derives from TCP’s operating revenue growth in local currency in 1H03 (+32% vs. 1H02), as well as the continuation of initiatives aimed at improving operating efficiency. Operating costs in 2Q03 showed year-over-year growth, in local currency well below the growth in sales. These initiatives include the optimisation of network costs, the rationalisation of office space and the reduction of bad debts.

Peru

•	Customer base growth with increased weighting of the contract segment
•	Increase in usage ratios, boosted by higher on-net traffic, with positive impact on profitability
•	EBITDA margin advance

T. Moviles Perú

Unaudited figures

In thousands

	June		% Change
	2003	2002
Subscriber Data
Total subscribers	1,304	1,181	10.5%
Prepaid	1,015	926	9.6%
Contract	289	254	13.7%
Equity Subscribers	1,278	1,157	10.5%

In million Euros

	January—June		% Change		% change in local currency		April—June		% Change
	2003	2002					2003	2002
Financial Data
Revenues	121.3	145.2	-16.4%		1.6%		58.6	68.3	-14.3%
EBITDA	44.4	48.1	-7.7%		12.2%		21.8	23.1	-5.6%
EBITDA Margin	36.6%	33.1%	3.5	p.p	3.5	p.p	37.2%	33.8%	3.4	p.p

Telefónica Móviles Perú ended June 2003 with 1.304 million active customers, with year-over-year growth of 10.5% and maintaining its stable market leadership position, with an estimated market share of over 52%.

After the normalization of the customer base in 1Q03, the net adds trend has recovered in this quarter, boosted by the “Semana Movistar” commercial campaign in May and tighter control over churn. As a result, Telefónica Móviles Perú was market leader in terms of customer acquisition in 1H03.

April-June

2003                                                                                                                                                                                                                                                                                  16

[Business performance by geographic region]

The company’s commercial strategy, focused on customer retention through loyalty plans and handset upgrades, resulted in another quarter of growth in the contract segment, with a 14% increase vs 1H02, increasing its weighting over the customer base to 22.1% (21.5% in 1H02).

As regards results, Telefónica Móviles Perú operating revenues, in local currency, showed a slight increase vs. 1H02 due mainly to growth in service revenue in both segments, offset by lower interconnection revenues.

EBITDA recorded year-over-year growth in local currency of 12.2% vs. 1H02, thanks to the cost rationalisation and control policy maintained throughout 1H03, with a significant reduction in SAC. Higher growth in EBITDA compared to revenues leads to a 3.5 p.p. increase in the EBITDA margin vs. 1H02, to 37% in 1H03.

Chile

•	Improved operating profitability

Telefónica Móvil, the subsidiary of Telefónica CTC Chile managed by Telefónica Móviles, had 1.944 million customers at the end of 1H03, vs 1.710 million in 1H02 (+14%). In 1H03, net adds were over 95 thousand customers, with strong growth in the last three months (60 thousand in 2Q03 vs. 35 thousand in 1Q03).

As regards results, the EBITDA margin was 33% in 1H03, 2 p.p higher than in 1H02.

Guatemala and El Salvador

•	Customer base growth in both countries
•	Improved financial results and advance in margins vs 1Q03

TEM Guatemala and TEM El Salvador

Unaudited figures

In thousands

	June		%Change
	2003	2002
Subscriber Data
Total subscribers	358	356	0.6%
Prepaid	253	151	67.1%
Contract	105	204	-48.6%
Equity Subscribers [1]	336	225	49.5%

In million Euros

	January - June		% Change		April - June		% Change
	2003	2002			2003	2002
Financial Data
Revenues	81.1	98.8	-17.9%		41.2	51.6	-20.2%
EBITDA	13.3	20.5	-35.3%		9.8	6.3	53.7%
EBITDA Margin	16.4%	20.8%	-4.4	p.p	23.7%	12.3%	11.4	p.p
(1)	The change in equity subscribers includes the increase in stakes carried out in 2002 in both operators.

April-June

2003                                                                                                                                                                                                                                                                                  17

[Business performance by geographic region]

The total customer base managed by Telefónica Móviles’ operators in Guatemala and El Salvador at the end of 2Q03 was 358.5 thousand active customers (125.5 thousand in Guatemala and 233.0 thousand in El Salvador), practically stable vs 2Q02. Nevertheless, net adds evolution in 2Q03 must be underscored (almost 25,000 new customers) with a more than fourfold increase vs 1Q03 and with customer numbers increasing in both countries.

As regards results, there was a significant improvement in 2Q03 compared to the previous quarter, with EBITDA of 9.8MM€ vs 3.5MM€ in 1Q03. As a result, cumulative EBITDA margin stood at 16% in 1H03 vs 8.8% in 1Q03.

Positive cash flow generation (EBITDA-Capex), amounting to 8.4 MM€ in 1H03, must also be highlighted.

Puerto Rico

•	Positive net adds for year boosted by the contract segment

Movistar Puerto Rico, the wireless operator managed by Telefónica Móviles, ended June 2003 with 179.9 thousand active customers with net adds of close to 4 thousand customers in 2Q03. The positive evolution in the contract segment must be highlighted, with a weighting of 56.5% over the total customer base vs. 49.7% in 2Q02.

April-June

2003                                                                                                                                                                                                                                                                                  18

Appendix

[Appendix]

Telefónica Móviles Group

Consolidated Income Statement

Unaudited figures

In million Euros

	January - June		% Change	April - June		% Change
	2003	2002		2003	2002
Operating revenues	4,635.9	4,516.7	2.6	2,506.2	2,255.1	11.1
Operating expenses	(2,525.6)	(2,706.5)	(6.7)	(1,373.6)	(1,320.7)	4.0
Supplies	(1,102.5)	(1,197.6)	(7.9)	(617.3)	(579.3)	6.6
Personel expenses	(237.4)	(291.1)	(18.4)	(118.2)	(143.0)	(17.3)
Subcontract and taxes	(1,185.7)	(1,217.8)	(2.6)	(638.1)	(598.5)	6.6
Other net operating income (expense)	16.7	54.2	(69.2)	1.3	13.4	(90.3)

EBITDA	2,127.0	1,864.4	14.1	1,133.9	947.7	19.6

Depreciation and amortization	(724.8)	(673.3)	7.6	(367.5)	(332.5)	10.5

Operating profit	1,402.2	1,191.1	17.7	766.4	615.3	24.6

Profit from associated companies	(47.7)	(65.8)	(27.5)	(24.1)	(32.2)	(25.1)
Financial income (expense), net	(157.0)	(205.2)	(23.5)	(78.1)	(127.3)	(38.7)
Amortization of goodwill	(46.5)	(40.8)	14.0	(25.5)	(20.2)	26.1
Extraordinary income (expense), net	6.0	(4,909.2)	c.s.	1.0	(4,904.5)	n.s.

Income before taxes	1,157.0	(4,029.9)	c.s.	639.7	(4,469.0)	c.s.

Income taxes	(388.9)	(343.9)	13.1	(217.7)	(175.0)	c.s.

Net income before minority interests	768.1	(4,373.8)	c.s.	422.0	(4,644.0)	c.s.

Minority interests	10.8	40.5	(73.3)	(2.2)	24.1	c.s.

Net income	778.9	(4,333.3)	c.s.	419.8	(4,619.9)	c.s.

Recurring Net income [1]	778.9	569.2	36.8	419.8	282.6	48.6

Outstanding shares (million) [2]	4,330.6	4,316.0	0.3	4,330.6	4,316.0	0.3
Net income per share	0.18	€-1.00 €	c.s.	0.10	€-1.07 €	c.s.
Recurring Net Income per share [3]	0.18	€0.13	€36.4	0.10	€0.07	€52.7
(1)	Excludes the impact of net extraordinary provisions associated with the write-downs of assets and the provision for associated restructuring costs accounted in 2Q 2002.
(2)	Number of shares at the end of the period. June 2003 includes the capital increase corresponding to Guatemala and El Salvador stake increase made in July 2002.
(3)	In 2002, Net Income before extraordinary provisions, net of taxes, due to write-downs of assets and the provision for associated restructuring costs, per share.

April-June

2003                                                                                                                                                                                                                                                                                  19

[Appendix]

Consolidated Balance Sheet

Unaudited figures

In million Euros

June
2003
Long term assets	10,334.5
Start up expenses	370.8
Intangible net assets	2,275.1
Fixed net assets	4,546.3
Investments	3,142.3
Goodwill	1,700.3
Deferred expenses	25.7
Current assets	4,128.9
Inventories	127.0
Accounts receivable	1,628.7
Short term investments [1]	1,937.6
Cash and banks	46.9
Other	388.7
Assets = Liabilities & Shareholders’ equity	16,189.4
Shareholders’ equity	3,246.7
Minority interests	168.0
Deferred income	24.2
Provisions for risks and expenses	1,155.4
Long term accrued taxes payable	50.5
Long term debt	5,704.4
Short term debt including current maturities	2,931.6
Other creditors	2,908.6

(1)	Only includes short term investments which bear interest.

Financial Debt

Unaudited figures

In million Euros

	June 2002	December 2002	June 2003
Consolidated net financial debt	5,602.2	6,970.2	6,651.5
Proportionate net financial debt (1)	6,380.7	7,707.9	7,341.1

(1)	From December 2002, it includes the 50% of Brasilcel’s, the Joint Venture with Portugal Telecom in Brazil, debt weighted by the equity of each company.

April-June

2003                                                                                                                                                                                                                                                                                  20

[Appendix]

Telefónica Móviles Group

Breakdown of subscribers, revenues and EBITDA

Unaudited figures

In million Euros

	January - June 2003			January - June 2002
	Subscribers (000’)	Revenues	EBITDA	Subscribers (000’)	Revenues	EBITDA
TEM Spain	18,877	3,469.6	1,875.9	17,624	3,217.6	1,657.5
Brazil [1]	17,521	585.3	217.3	6,035	694.4	273.1
Mexico [2]	2,539	266.0	(16.7)	1,281	196.5	25.1
Argentina	1,608	105.3	32.6	1,662	108.8	23.6
Peru	1,304	121.3	44.4	1,181	145.2	48.1
Guatemala & El Salvador	358	81.1	13.3	356	98.8	20.5
(1)	In 2003, Brasilcel includes TCO’s subscribers, revenues and EBITDA from May 2003
(2)	Due to the consolidation of Telefónica Móviles México financial statements after the integration of the northern Mexican operators and Grupo Pegaso Telecomunicaciones, 2003 and 2002 revenues are after intragroup adjustments between these operators.

Capex by geographic regions

Unaudited figures

In million Euros

	January - June		% Change	April - June		% Change
	2003	2002		2003	2002
Spain	217,5	270,1	-19,5%	106,0	176,2	-39,8%
Latinamerica
Brazil [1]	42,1	54,7	-23,0%	21,1	23,0	-8,4%
Mexico	191,5	25,8	n.s.	181,7	13,0	n.s.
Rest of Latam	14,4	26,0	-44,5%	7,9	16,6	-52,7%
Rest of World [2]	0,6	68,3	-99,1%	0,3	28,5	-98,8%
TOTAL	466,2	444,9	4,8%	317,0	257,3	23,2%
(1)	Includes TCO’s capex from May 2003
(2)	After the halting of UMTS operations in Europe, financial data of 2003 and 2002 are included in this item.

Telefónica Móviles España

Operating Revenues (% over total)

	January - June		April - June
	2003	2002	2003	2002
Customer revenues	66%	63%	64%	63%
Interconnection	21%	24%	20%	24%
Handset sales	9%	9%	11%	8%
Roaming-in	3%	3%	4%	4%
Other	1%	1%	1%	1%

April-June

2003                                                                                                                                                                                                                                                                                  21

[Appendix]

Telefónica Móviles Group

Change in Debt

In millon Euros

	Cash Flow	June 2003

I	Cash flows from operations	1,806.78

II	Other payment related to operating activities	31.15
III	Net interest payment	-196.34
IV	Payment for income tax	-31.95

A=I+II+III+IV	Net cash provided by operating activities	1,609.64

V	Net payment for investment in fixed and intangible assets	-344.74
VI	Net payment for financial investment	-179.11

B=V+VI	Net cash used in investing activities	-523.85

C	Dividends Paid	-757.89

D=A+B+C	Cash Flow after dividends	327.91

E	Capital Increase	8.00

F	Effects on net debt of exchange rate changes, hedges and others	85.16

G	Effects on net debt of changes in consolidation	-67.97

H	Net debt at the beginning of the period (dec-02)	6,970.17

I=H-D-E+F+G	Net debt at the end of the period (jun-03)	6,651.46

VI	Includes the payments related to TCO’s acquisition and capital increase of Medi Telecom.
C	Telefónica Móviles S.A. dividend in June 2003.
F	Includes the reais appreciation vs. december 2002.
G	Net debt assumption from TCO.

Telefónica Móviles Group

Cash Flow

In millon, Euros

EBITDA	2,127,02

(+/-) Income from sale/write down of assets	1.21
-CAPEX accrued during the period	-466.15
-Write down of assets	29.84
-Net financial payments	-196.34
-Extraordinary payment/collection	31.15
-Income tax payment	-31.95
-Net payment for financial investment	-179.11
-Payments of dividends	-757.89
(+/-) Investment in working capital	-192.32
(+/-) Others	-37.55

Cash flow after dividends	327.91

April-June

2003                                                                                                                                                                                                                                                                                  22

[Appendix]

Glossary

ARPU (Average Revenue per User): Average monthly revenue per customer. This includes revenues from fees, monthly subscriber fees, traffic –without discounting traffic promotions–, outgoing roaming and interconnection fees. It excludes handset sales and revenues from incoming roaming. Loyalty programs are not considered as lower revenues in the ARPU calculation

The ARPU figures appearing in this report refer to average ARPU for the quarter.

The average quarterly customer base is calculated as the average of the average customers bases of the three months in the quarter.

For the Brazilian operators, ARPU is calculated as service revenues (operating revenues—handset sales) divided by average customer base.

MOU (Minutes of Usage): Average airtime minutes per customer per month. Airtime minutes include outgoing traffic (mobile to fixed, on-net mobile and mobile to other mobile operators) and incoming traffic (fixed to mobile and other mobile operators to mobile).

Churn: Disconnection rate. This is calculated as the number of disconnections during the period among the average customer base for the period.

Commercial actions: Includes additions, migrations and handset changes.

Consolidated net financial debt: Includes the financial debt of all the companies consolidated by the full consolidation method.

Net financial debt is defined as: Long-term debt + Short-term financial debt, including current maturities—Short-term investments—Cash and banks.

Proportionate net financial debt: Includes the net financial debt of the companies in which Telefónica Móviles Group has an economic stake and a significant influence in the management, weighted in each case by the economic ownership.

For more information:

Investor Relations

Paseo de Recoletos 7-9 – 2ª Planta. 28004 – Madrid

Tel: 91-423 40 27. Fax: 91-423 44 20

E-mail: garcialegaz_m@telefonicamoviles.com

              sanroman_a@telefonicamoviles.com

www.telefonicamoviles.com/ir

This presentation to analysts contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Telefónica Móviles undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica Móviles´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts are encouraged to consult the Company´s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are on file with the United States Securities and Exchange Commission.

April-June

2003                                                                                                                                                                                                                                                                                  23

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: May 12 ,2003	By:	/s/ ANTONIO VIANA BAPTISTA
Name: Antonio Viana Baptista Title: Chief Executive Officer